FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                02 February, 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. 3rd Quarter Results




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  02 February 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          3rd Quarter Results



THIRD QUARTER RESULTS 2006-2007 (unaudited)

OPERATING AND FINANCIAL STATISTICS - CONTINUING OPERATIONS (unaudited)

                                                   Three months ended                     Nine months ended
                                                          December 31      Better/              December 31     Better/
                                                     2006        2005      (Worse)        2006         2005     (Worse)
                                                             Restated                              Restated
Revenue                                 GBPm        2,068       2,058         0.5%       6,560        6,159        6.5%

Operating profit                        GBPm          129         176      (26.7)%         571          596      (4.2)%

Profit before tax                       GBPm          113         166      (31.9)%         584          518       12.7%

Profit after tax                        GBPm          107         124      (13.7)%         509          376       35.4%

(Loss)/profit from discontinued
operations                              GBPm          (1)         (1)           nm        (81)            8          nm

Net assets                              GBPm        2,490       1,953        27.5%       2,490        1,953       27.5%

Basic earnings per share                   p          9.1        10.5      (13.3)%        43.8         32.7       33.9%



                                                   Three months ended                     Nine months ended
                                                          December 31      Better/              December 31     Better/
                                                     2006        2005      (Worse)        2006         2005     (Worse)
                                                             Restated                              Restated
TOTAL GROUP OPERATIONS

TRAFFIC AND CAPACITY
RPK (m)                                            27,073      27,032         0.2%      86,848       83,362        4.2%
ASK (m)                                            36,563      36,265         0.8%     111,916      108,299        3.3%
Passenger load factor (%)                            74.0        74.5     (0.5)pts        77.6         77.0      0.6pts
CTK (m)                                             1,208       1,324       (8.8)%       3,611        3,691      (2.2)%
RTK (m)                                             3,957       4,032       (1.9)%      12,384       12,031        2.9%
ATK (m)                                             5,629       5,730       (1.8)%      17,332       17,084        1.5%
Overall load factor (%)                              70.3        70.4     (0.1)pts        71.5         70.4      1.1pts
Passengers carried (000)                            7,878       7,794         1.1%      25,799       24,962        3.4%
Tonnes of cargo carried (000)                         198         211       (6.2)%         585          593      (1.3)%

FINANCIAL

Operating margin (%)                                  6.2         8.6     (2.4)pts         8.7          9.7    (1.0)pts
Passenger revenue per RPK (p)                        6.49        6.37         1.9%        6.49         6.26        3.7%
Passenger revenue per ASK (p)                        4.81        4.75         1.3%        5.04         4.82        4.6%
Cargo revenue per CTK (p)                           13.41       13.37         0.3%       13.46        12.98        3.7%
Total traffic revenue per RTK (p)                   48.50       47.07         3.0%       49.43        47.34        4.4%
Total traffic revenue per ATK (p)                   34.09       33.12         2.9%       35.32        33.34        5.9%
Total expenditure on operations
per RTK (p)                                         49.00       46.68       (5.0)%       48.36        46.24      (4.6)%
Total expenditure on operations
per ATK (p)                                         34.45       32.84       (4.9)%       34.55        32.56      (6.1)%
Average fuel price before hedging
(US cents/US gallon)                               196.03      200.47         2.2%      212.89       187.73     (13.4)%

TOTAL AIRLINE OPERATIONS (Note 1)

OPERATIONS

Average Manpower Equivalent (MPE)                  42,197      43,718         3.5%      42,882       43,980        2.5%
ATKs per MPE (000)                                  133.4       131.1         1.8%       404.2        388.4        4.0%

Aircraft in service at period end                     243         289         (46)         243          289        (46)

Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd and Speedbird Insurance Company Ltd.




SUMMARY

Turnover

For the three month period, Group turnover - - at GBP2,068 million - - was up 0.5% on a flying programme 1.8% smaller in ATKs. Passenger yields were up 1.9% per RPK; seat factor was down 0.5 points at 74.0% on capacity 0.8% higher in ASKs.

Cargo volumes for the quarter (CTKs) were down 8.8% compared with last year, with yields (revenue/CTK) up 0.3%. The reduction in CTKs is partially due to a smaller freighter programme this year versus last.

For the nine month period, turnover improved by 6.5% to GBP6,560 million on a flying programme 1.5% larger in ATKs. Passenger yields were up 3.7% per RPK with seat factor up 0.6 points at 77.6% on capacity 3.3% higher in ASKs. The improvements versus last year are driven by the longhaul operation. Longhaul premium point-to-point traffic in particular has seen improvements in both volume and yield.

For the nine month period, cargo volumes were down 2.2%, with yields up 3.7%.

Overall load factor for the quarter was down 0.1 points at 70.3%, and for the nine months up 1.1 points at 71.5%.


Costs

For the quarter, unit costs (pence/ATK) increased by 4.9% on the same period last year as a result of a total cost increase of 3.0% on capacity 1.8% lower in ATKs. The reduction in ATKs was partly due to one less freighter in the third quarter this year versus last, and the total cost increase is mainly driven by the increase in the cost of fuel. Excluding fuel, unit costs were up 2.6%.

The 3.0% increase in costs is primarily driven by a fuel cost increase of 11.2% due to the increase in fuel price net of hedging, partially offset by a smaller flying programme and a weaker US dollar. Employee costs increased by 2.0%, primarily due to redundancy costs in the quarter supporting the management restructuring programme announced in December 2005 and higher pension service costs this year versus last. These costs were partially offset by manpower reductions and efficiency initiatives. Selling costs were down 1.9% due predominantly to favourable exchange movements. Engineering spend was down 8.2% in the quarter primarily driven by favourable exchange movements as a result of the weaker dollar, in addition to cost savings from a reduced freighter operation.


Non Operating Items

Interest income at GBP34 million in the quarter was GBP10 million higher than last year reflecting higher cash balances and the impact of changes in interest rates. The loss of GBP4 million on the sale of fixed assets and investments primarily relates to scrappage costs as a result of the lease termination of Jubilee House at Gatwick. The share of profits in associates at GBP5 million was GBP20 million lower than last year. The GBP25 million profit last year included our share of the profit of Iberia following the disposal of its investment in Amadeus.

For the nine month period, interest expense was GBP117 million, GBP42 million lower than last year due to the impact of lower debt levels. Interest income was GBP97 million, GBP30 million higher than last year, reflecting the higher cash balances. The retranslation of currency borrowings generated a credit of GBP12 million, compared with a charge of GBP12 million last year. This is primarily due to the weakening of the US dollar this year versus a strengthening US dollar last year. Profit on sale of fixed assets and investments was GBP45 million, mainly reflecting the GBP48 million profit on sale of the Groups' holding in World Network Services.


Tax

The tax charge for the three month period, on profits from continuing operations of GBP113 million, was GBP6 million giving an effective rate of 5%. The tax rate in the three month period benefited from the recognition of an advance corporation tax asset of GBP20 million which was previously written off. The tax credit for the three month period on the loss from discontinuing operations of GBP2 million is GBP1 million.

The charge for the nine month period on profits from continuing operations of GBP584 million was GBP75 million. Excluding the effects of provision releases, the effective rate for the nine month period is 15% compared with 17% for the half year to September 30, 2006. The credit for the nine month period on losses from discontinued operations of GBP102 million is GBP21 million.

UK corporation tax payments in the quarter totalled GBP35 million and in the nine month period GBP91 million.


Earnings Per Share

The total earnings attributable to shareholders for the three months was GBP103 million, equivalent to 9.0 pence per share, compared with last year's earnings per share of 10.4 pence.

For the nine month period, the profit attributable to shareholders was GBP418 million, equivalent to 36.7 pence per share, compared with earnings of 33.4 pence per share last year.


Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were GBP866 million at December 31, down GBP775 million since the start of the year. The net debt/total capital ratio reduced by 18.4 points from March 31 2006 to 25.8%. The net debt/ total capital ratio including operating leases was down 15.9 points from March 31 to 37.1%.


Cash Flow

During the nine months the Group generated a positive cash flow from operating activities of GBP608 million, GBP201 million lower than last year. Including current interest bearing deposits, the cash position at December 31, 2006 was GBP2,643 million, an increase of GBP203 million compared with March 31, 2006.


Aircraft Fleet

The continuing operations Group fleet in service at December 31, 2006 was 243. Future deliveries have increased by 4 following the conversion of 4 Airbus options into orders for 4 A320s to replace 4 A320 aircraft due to leave the fleet from 2008.

The planned disposal of the regional business of BA Connect will result in the transfer of the Turboprops, Embraer RJ145 and British Aerospace 146 fleets to Flybe. This will further simplify the BA Group fleet.


BA Connect

In accordance with IFRS 5, the disposal of BA Connect has been treated as discontinued operations. This is due to the fact that BA Connect represents a separate major line of business and the operations and cashflows can be clearly distinguished for financial reporting purposes.

The loss from discontinued operations in the nine month period was GBP81 million, which includes the GBP106 million impairment charge partially offset by a tax credit of GBP21 million.


Pensions

Having concluded 9 months' consultation with the Trades Unions, the BA Forum agreed to recommend changes to the New Airways Pension Scheme (NAPS) to address its GBP2.1 billion actuarial deficit. The company has agreed to make a one-off contribution of GBP800 million into the scheme subject to acceptance of benefit changes. Together with a one-off employee saving of GBP400 million and changes to future benefits, the NAPS pension deficit will be reduced by more than half, from an existing GBP2.1 billion to GBP0.9 billion and the company's annual contributions will be around GBP280 million a year for the next ten years. This shared solution will secure the pensions of the scheme's members and bring the deficit and ongoing company contributions to an affordable level.


Terminal 5

Construction of the GBP4.3 billion state of the art Terminal 5 remains on time and within budget and the terminal is now 90 per cent complete. The terminal, which will be capable of handling 30 million customers a year, will enable us to provide new levels of customer experience and well as unrivalled opportunities to modernise and grow our business. The main lounge areas and two important airfield areas have now been handed over to BA. Our schedule to begin operational testing is on track for September this year ahead of opening in March 2008.


Competition Investigations

Investigations by competition authorities in the USA, Europe, Canada and New Zealand into alleged anti-competitive activity in relation to the cargo business, and in the UK and USA into alleged anti-competitive activity in relation to passenger transportation pricing, including longhaul fuel surcharges, are ongoing. As these investigations have not been completed, it is not possible to assess the outcome and, as a result, no provision has been made.


Operational Disruption

The operation continued to see an impact from the August security measures as common EU baggage standards were not agreed until mid-way through the quarter, and more restrictive rules on hand baggage continue to apply in the UK. As a result, transfer volumes at Heathrow are still down. The baggage system operated by the BAA at Heathrow's Terminal 4 failed twice in December, and severe fog led to the cancellation of 800 flights in the pre-Christmas peak period. The impact of all these external factors is estimated at GBP40 million.

We are now re-focussing on delivering excellent customer service and regaining our customers' loyalty.


Industrial Relations

On January 29, an agreement was reached with the T&G and planned strikes were averted. Agreements were reached on a range of issues, including a new two-year pay deal for all cabin crew. Both parties also recognized that a fresh start is needed to the relationship, and work will begin on developing a constructive and professional relationship.


Outlook

The market continues to show good demand in premium cabins. The weakness in some non-premium segments is also still a feature. The revenue outlook for the fourth quarter has been impacted by the threat of industrial action by the T&G in respect of some 11,000 cabin crew. While the strike was averted, the estimated revenue loss is still some GBP80 million. Revenue guidance for the full year is now 3.25 - 3.75% growth.

While cost control remains strong, full year costs excluding fuel are expected to be some GBP50 million higher than last year. This reflects higher costs in the first quarter. Our full year fuel guidance has been revised down by GBP40 million reflecting the reduction in fuel prices. The fuel bill will now be accounted for on a continuing operations basis, and is expected to be some GBP1.95 billion.




Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.

The estimated impacts of the disruption in Quarter 3 and the averted strikes in Quarter 4 reflect the direct costs of the measures and the estimated revenue impacts, both direct and indirect. The estimates of GBP40 million and GBP80 million respectively, are based on assumptions the company considers reasonable, but are judgemental.





CONSOLIDATED INCOME STATEMENT (unaudited)

                                                   Three months ended                     Nine months ended
                                                          December 31      Better/              December 31     Better/
                                                2006 GBPm   2005 GBPm      (Worse)   2006 GBPm    2005 GBPm     (Worse)
                                                             Restated                              Restated

Traffic Revenue*
Passenger                                           1,757       1,721         2.1%       5,635        5,217        8.0%
Cargo                                                 162         177       (8.5)%         486          479        1.5%
                                                    1,919       1,898         1.1%       6,121        5,696        7.5%
Other revenue                                         149         160       (6.9)%         439          463      (5.2)%
TOTAL REVENUE                                       2,068       2,058         0.5%       6,560        6,159        6.5%

Employee costs                                        566         555       (2.0)%       1,717        1,649      (4.1)%
Depreciation, amortisation and impairment             174         180         3.3%         530          535        0.9%
Aircraft operating lease costs                         19          21         9.5%          61           66        7.6%
Fuel and oil costs                                    457         411      (11.2)%       1,476        1,150     (28.3)%
Engineering and other aircraft costs                  101         110         8.2%         309          329        6.1%

Landing fees and en route charges                     123         130         5.4%         397          394      (0.8)%

Handling charges, catering and
other operating costs                                 232         238         2.5%         708          697      (1.6)%
Selling costs                                         106         108         1.9%         305          318        4.1%
Currency differences                                             (12)     (100.0)%          23         (15)          nm
Accommodation, ground equipment
and IT costs                                          161         141      (14.2)%         463          440      (5.2)%

TOTAL EXPENDITURE ON OPERATIONS                     1,939       1,882       (3.0)%       5,989        5,563      (7.7)%

OPERATING PROFIT                                      129         176      (26.7)%         571          596      (4.2)%

Fuel derivative (losses)/gains**                      (5)         (4)      (25.0)%        (30)            9          nm
Finance costs                                        (46)        (50)         8.0%       (117)        (159)       26.4%
Finance income                                         34          24        41.7%          97           67       44.8%
Financing income and expense
relating to pensions                                  (4)         (4)                     (12)         (12)
Retranslation credits/(charges)
on currency borrowings                                  3         (2)           nm          12         (12)          nm
(Loss)/profit on sale of fixed assets
and investments                                       (4)           1           nm          45                       nm
Share of profits in associates                          5          25      (80.0)%           5           27     (81.5)%
Income relating to fixed asset
investments                                             1                       nm          13            2          nm

PROFIT BEFORE TAX                                     113         166      (31.9)%         584          518       12.7%

Tax                                                   (6)        (42)        85.7%        (75)        (142)       47.2%
PROFIT AFTER TAX FROM
CONTINUING OPERATIONS                                 107         124      (13.7)%         509          376       35.4%

(Loss)/profit from Discontinued Operations
(including tax)                                       (1)         (1)           nm        (81)            8          nm

PROFIT AFTER TAX                                      106         123      (13.8)%         428          384       11.5%

Attributable to:
Equity holders of the parent                          103         117      (12.0)%         418          371       12.7%
Minority interest                                       3           6      (50.0)%          10           13     (23.1)%
                                                      106         123      (13.8)%         428          384       11.5%

nm: Not meaningful
* Fuel surcharges of GBP148 million for the quarter and GBP375 million for the nine months previously presented within 'other revenue' in the December 2005 income statement, have been reclassified and included within traffic revenue.
** Fuel derivative (losses)/gains reflect the ineffective portion of unrealised gains and losses on fuel derivative hedges required to be recognised through the income statement under IAS 39.





                                                   Three months ended                     Nine months ended
                                                          December 31      Better/              December 31     Better/
                                               2006 GBPm    2005 GBPm      (Worse)   2006 GBPm    2005 GBPm     (Worse)
                                                             Restated                              Restated
Earnings per share(continuing operations):
Basic                                                9.1p       10.5p      (13.3)%       43.8p        32.7p       33.9%
Fully diluted                                        9.0p       10.4p      (13.5)%       43.4p        32.1p       35.2%

Earnings per share(discontinuing operations):
Basic                                              (0.1)p      (0.1)p           nm      (7.1)p         0.7p          nm
Fully diluted                                      (0.1)p      (0.1)p           nm      (7.1)p         0.7p          nm

Earnings per share (Total):
Basic                                                9.0p       10.4p      (13.5)%       36.7p        33.4p        9.9%
Fully diluted                                        8.9p       10.3p      (13.6)%       36.3p        32.8p       10.7%

nm: Not meaningful



CONSOLIDATED BALANCE SHEET (unaudited)
                                                                                 December 31    December 31    March 31
                                                                                   2006 GBPm      2005 GBPm   2006 GBPm
NON-CURRENT ASSETS                                                                                 Restated

Property, plant and equipment
Fleet                                                                                  6,204          6,703       6,606
Property                                                                                 931            949         974
Equipment                                                                                281            366         302
                                                                                       7,416          8,018       7,882

Goodwill                                                                                  40             72          72
Landing rights                                                                           126            117         115
Other intangible assets                                                                   37             48          46
                                                                                         203            237         233

Investments in associates                                                                108            130         131
Other investments                                                                         50             33          33
Employee benefit assets                                                                  123            138         137
Other financial assets                                                                    32            105          89

TOTAL NON-CURRENT ASSETS                                                               7,932          8,661       8,505

CURRENT ASSETS AND RECEIVABLES
Expendable spares and other inventories                                                   72             98          83
Trade receivables                                                                        526            589         685
Other current assets                                                                     339            480         458

Assets held for sale                                                                      98              1           3

Other current interest bearing deposits                                                1,118          1,164       1,533
Cash and cash equivalents                                                              1,525            945         907
                                                                                       2,643          2,109       2,440

TOTAL CURRENT ASSETS AND RECEIVABLES                                                   3,678          3,277       3,669

TOTAL ASSETS                                                                          11,610         11,938      12,174

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Issued share capital                                                                     288            283         283
Share Premium                                                                            929            888         888
Investment in own shares                                                                (11)            (2)
Other reserves                                                                         1,084            571         690

TOTAL SHAREHOLDERS' EQUITY                                                             2,290          1,740       1,861

MINORITY INTEREST                                                                        200            213         213

TOTAL EQUITY                                                                           2,490          1,953       2,074

NON-CURRENT LIABILITIES
Interest bearing long-term borrowings                                                  3,014          3,794       3,602
Employee benefit obligations                                                           1,777          1,808       1,803
Provisions for deferred tax                                                              776            912         896
Other provisions                                                                         154            125         135
Other long-term liabilities                                                              204            253         232

TOTAL NON-CURRENT LIABILITIES                                                          5,925          6,892       6,668

CURRENT LIABILITIES
Current portion of long-term borrowings                                                  495            493         479
Trade and other payables                                                               2,374          2,483       2,822
Current tax payable                                                                      124             77          75
Short-term provisions                                                                     25             40          56

Liabilities associated with assets held for sale                                         177

TOTAL CURRENT LIABILITIES                                                              3,195          3,093       3,432

TOTAL EQUITY AND LIABILITIES                                                          11,610         11,938      12,174



CONSOLIDATED CASHFLOW STATEMENT (unaudited)

                                                                                          Nine months ended
                                                                                                December 31     Better/
                                                                                   2006 GBPm      2005 GBPm     (Worse)
                                                                                                   Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Operating profit                                                                         571            596        (25)
(Loss)/profit from discontinued operations                                              (81)              8        (89)
Depreciation, amortisation and impairment                                                648            541         107
Operating cashflow before working capital changes                                      1,138          1,145         (7)
Decrease in inventories and other receivables                                            168             52         116
Decrease in trade and other payables and provisions                                    (460)          (208)       (252)
Other non-cash movements                                                                (21)              9        (30)

Cash generated from operations                                                           825            998       (173)
Interest paid                                                                          (126)          (149)          23
Taxation                                                                                (91)           (40)        (51)

NET CASH FLOW FROM OPERATING ACTIVITIES                                                  608            809       (201)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                              (208)          (184)        (24)
Purchase of intangible assets                                                           (18)            (3)        (15)
Purchase of interest in associates                                                      (13)            (5)         (8)
Proceeds from the sale of trade investments                                               52                         52
Proceeds from sale of property, plant and equipment                                        7              9         (2)
Costs of disposal of subsidiary companies                                                               (6)           6
Proceeds from disposal of interests in associates                                          3              1           2
Interest received                                                                         70             55          15
Interest income from other investments                                                     4                          4
Dividends received                                                                         3             22        (19)
Decrease/(increase) in interest bearing deposits                                         394           (29)         423

NET CASH FLOW FROM INVESTING ACTIVITIES                                                  294          (140)         434

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings                                                                 (47)           (40)         (7)
Payment of finance lease liabilities                                                   (260)          (241)        (19)
Exercise of share options                                                                 45             18          27
Purchase of own shares                                                                  (12)                       (12)
Distributions made to holders of perpetual securities                                   (10)           (10)

NET CASH FLOW FROM FINANCING ACTIVITIES                                                (284)          (273)        (11)

Net increase in cash and cash equivalents                                                618            396         222
Net foreign exchange difference                                                                           1         (1)
Cash and cash equivalents at April 1                                                     907            548         359

CASH AND CASH EQUIVALENTS AT DECEMBER 31                                               1,525            945         580


These summary financial statements were approved by the Directors on February 1, 2007.




NOTES TO THE ACCOUNTS (unaudited)
For the period ended December 31, 2006

1   BASIS OF PREPARATION

    The basis of preparation and accounting policies set out in the Report and Accounts for the year ended March 31, 2006 have been applied in the preparation of these summary financial statements. These are in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS)* issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. These interim financial statements have not been prepared in accordance with IAS 34 - 'Interim Reporting' as permitted under IFRS.

    The comparative information presented for the quarter and nine months ended December 31, 2005 has been restated to reclassify the operations of BA Connect as a discontinued operation. In addition, the comparative information has been restated to reflect fuel surcharges of GBP148 million and GBP375 million respectively, previously presented within 'other revenue', reclassified and included within 'traffic revenue'.

    In accordance with the Group's first full IFRS financial statements for the year ended March 31, 2006, certain presentational changes have been made to the comparative information for the quarter and nine months ended December 31, 2005. Provisions with a value of GBP25 million, previously shown within 'other provisions' have been re-presented in 'short-term provisions'. In addition, GBP111 million and GBP15 million of accruals have been reclassified from other long-term liabilities to other provisions and trade and other payables to short-term provisions respectively.

    * For the purposes of these statements IFRS also include International Accounting Standards (IAS).


2   FINANCE COSTS / INCOME
                                                                            Three months ended        Nine months ended
                                                                                   December 31              December 31
                                                                         2006 GBPm   2005 GBPm    2006 GBPm   2005 GBPm
    FINANCE COSTS
    Interest payable on bank and other loans and
    finance charges payable under finance leases and
    hire purchase contracts                                                     47          50          135         159
    Release of prior year provisions                                                                   (15)
    Interest capitalised                                                       (1)                      (3)
    Total finance costs                                                         46          50          117         159

    FINANCE INCOME
    Bank interest receivable                                                    34          24           97          67
    Total finance income                                                        34          24           97          67

    Total financing income and expense relating to pensions                      4           4           12          12

    Retranslation credits/(charges) on currency borrowings                       3         (2)           12        (12)


3   PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
                                                                            Three months ended        Nine months ended
                                                                                   December 31              December 31
                                                                         2006 GBPm   2005 GBPm    2006 GBPm   2005 GBPm
    Net profit on the disposal                                                                           48
    of WNS
    Net (loss)/profit on the disposal of
    property, plant and
    equipment                                                                  (4)           1          (2)
    Net loss on disposal of interest in associates                                                      (1)

                                                                               (4)           1           45

4 TAX The tax charge for the quarter on profits from continuing operations of GBP113 million is GBP6 million; GBP36 million of which represents current tax payable and GBP(30) million is a deferred tax credit. The charge benefited from the recognition of GBP20 million of Advance Corporation Tax that was previously written off to the income statement. The tax credit for the quarter on the loss from discontinuing operations of GBP2 million is GBP(1) million.



5    DISCONTINUED OPERATIONS

     On November 3, 2006 the Group publicly announced the decision of its Board of Directors to sell the regional operations of BA Connect to Flybe. BA Connect was previously reported in the Group's Regional airline business segment.

     BA Connect also operates from London City Airport and between Manchester and New York City. These services will not form part of the proposed sale nor will the regional ground handling business, British Airways Regional Ltd.

     In accordance with IFRS 5 " Non-current Assets Held for Sale and Discontinued Operations", costs and expenses that are expected to continue subsequent to the disposal of BA Connect, along with previously allocated corporate overheads, have not been included in discontinued operations. Further disposal costs are anticipated in the next quarter.

     The  results  from  the  discontinued   operations,   excluding  previously
     allocated corporate overheads, which have been included in the consolidated income statement, are as follows:


                                                                             Three months ended       Nine months ended
                                                                                    December 31             December 31
                                                                          2006 GBPm   2005 GBPm    2006 GBPm  2005 GBPm
      Revenue                                                                    59          72          197        235
      Total expenditure on operations                                          (60)        (72)        (190)      (219)
      Impairment                                                                                       (106)
      Operating (loss)/profit                                                   (1)                     (99)         16
      Net finance costs                                                         (1)         (2)          (3)        (5)
      (Loss)/profit before tax for the year                                     (2)         (2)        (102)         11
      Tax                                                                         1           1           21        (3)
      (Loss)/profit from discontinued operations                                (1)         (1)         (81)          8


      The cash flows relating to the discontinued operations are as follows:
                                                                                                      Nine months ended
                                                                                                            December 31
                                                                                                   2006 GBPm  2005 GBPm
      Operating cash flows                                                                              (12)       (24)
      Investing cash flows                                                                               (1)          1
      Financing cash flows                                                                              (10)       (14)
      Cash and cash equivalents at December 31                                                          (23)       (37)

6 EARNINGS PER SHARE Basic earnings per share for the quarter ended December 31, 2006 are calculated on a weighted average of 1,144,186,000 ordinary shares (December 2005: 1,128,475,000; March 2006: 1,116,178,000)
     as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended December 31, 2006 are calculated on a weighted average of 1,156,405,000 ordinary shares (December 2005: 1,138,143,000;
     March 2006: 1,138,545,000).

     The number of shares in issue at December 31, 2006 was 1,150,128,000 (December 31, 2005: 1,130,882,000; March 31, 2006: 1,130,882,000) ordinary shares of 25 pence each.



7   RECONCILIATION OF MOVEMENT IN NET DEBT TO CHANGES IN CASH FLOWS
                                                                                                      Nine months ended
                                                                                                            December 31
                                                                                                 2006 GBPm    2005 GBPm
    Increase in cash and cash equivalents during the period                                            618          396
    Net cash used in repayment of long-term borrowings                                                 307          281
    Decrease in interest bearing deposits                                                            (394)           29
    Reclassification to Liabilities associated with assets held for sale                                89
    Change in net debt resulting from cash flows                                                       620          706
    New finance leases taken out and hire
    purchase arrangements made                                                                         (6)          (7)
    Conversion of Convertible Capital Bonds 2005                                                                    112
    Exchange and other non cash movements                                                              161         (67)
    Movement in net debt during the period                                                             775          744
    Net debt at April 1                                                                            (1,641)      (2,922)
    Net debt at December 31                                                                          (866)      (2,178)

     Net debt comprises the current and non-current portions of long-term borrowings, convertible long-term borrowings and overdrafts, less cash and cash equivalents plus interest-bearing short-term deposits.


8   ANALYSIS OF LONG-TERM BORROWINGS
                                                                               December 31     December 31     March 31
                                                                                 2006 GBPm       2005 GBPm    2006 GBPm
    Interest bearing long-term borrowings comprise:
    Loans                                                                              899           1,081        1,030
    Finance Leases                                                                   1,288           1,452        1,418
    Hire purchase arrangements                                                         827           1,261        1,154

                                                                                     3,014           3,794        3,602

    Current portion of long-term borrowings comprise:
    Loans                                                                               93              62           86
    Finance Leases                                                                      96             121          105
    Hire purchase arrangements                                                         306             310          288

                                                                                       495             493          479

9   RESERVES
                                                                               December 31     December 31     March 31
                                                                                 2006 GBPm       2005 GBPm    2006 GBPm
                                                                                                  Restated
    Balance at April 1                                                                 690             152          152
    Transitional effects from the adoption of IAS 39 and IAS 32                                        183          183
    Profit for the period                                                              418             374          451
    Exchange and other movements                                                      (24)           (138)         (96)

                                                                                     1,084             571          690


10 COMPETITION INVESTIGATIONS Investigations by competition authorities in the USA, Europe, Canada and New Zealand into alleged anti-competitive activity in relation to the cargo business, and in the UK and USA into alleged anti-competitive activity in relation to passenger transportation pricing, including longhaul fuel surcharges, are ongoing. As these investigations have not been completed, it is not possible to assess the outcome and, as a result, no provision has been made.

11 The figures for the three months and nine months ended December 31, 2006 and 2005 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended March 31, 2006 which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report, did not contain a statement under Section 237 of the Companies Act 1985.





INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction We have been instructed by the Company to review the financial information for the three months and nine months ended December 31, 2006, which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and the related notes 1 to 11. We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceeding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and nine months ended December 31, 2006.

Ernst & Young LLP
London

February 1, 2007




UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (unaudited and for information only)


The accounts have been prepared in accordance with the measurement and recognition requirements of International Financial Reporting Standards (IFRS) which differ in certain respects from those generally accepted in the United States. Comparative information for the quarter and nine months ended December 31, 2006 has been restated and reflects the changes described in Note 1 to the accounts above.

The adjusted net income and shareholders' equity applying US GAAP are set out below:



                                                                            Three months ended        Nine months ended
                                                                                   December 31              December 31
                                                                         2006 GBPm   2005 GBPm    2006 GBPm   2005 GBPm
                                                                                      Restated                 Restated
Profit for the period attributable to equity holders of
the parent as reported in the Group income statement                           103         117          418         371
US GAAP adjustments                                                           (49)       (130)        (145)       (257)
Net income as so adjusted to
accord with US GAAP                                                             54        (13)          273         114

Net income per Ordinary Share
as so adjusted
Basic                                                                         4.7p      (1.2p)        24.0p       10.3p
Diluted                                                                       4.7p      (1.2p)        23.8p       10.2p

Net income per American Depositary Share
as so adjusted
Basic                                                                          47p       (12p)         240p        103p
Diluted                                                                        47p       (12p)         238p        102p

                                                                            Three months ended        Nine months ended
                                                                                   December 31              December 31
                                                                         2006 GBPm   2005 GBPm    2006 GBPm   2005 GBPm

Profit from the period pertaining to Continuing Operations:                    104         118          499         363
US GAAP adjustments                                                           (49)       (130)        (177)       (257)
Net income as so adjusted to
accord with US GAAP                                                             55        (12)          322         106

Net income per share from Continuing Operations as so adjusted
Basic                                                                         4.8p      (1.1p)        28.2p        9.6p
Diluted                                                                       4.7p      (1.1p)        28.0p        9.5p

Net income per American Depositary Share from Continuing Operations as so adjusted
Basic                                                                          48p       (11p)         282p         96p
Diluted                                                                        47p       (11p)         280p         95p

(Loss)/Profit from the period pertaining to Discontinued                       (1)         (1)         (81)           8
Operations
US GAAP adjustments                                                                                      32
Net income as so adjusted to accord with US GAAP                               (1)         (1)         (49)           8

Net income per share from Discontinued Operations as so adjusted
Basic                                                                       (0.1p)      (0.1p)       (4.2p)        0.7p
Diluted                                                                     (0.0p)      (0.1p)       (4.2p)        0.7p

Net income per American Depositary Share from Discontinued Operations as so adjusted
Basic                                                                         (1p)        (1p)          42p          7p
Diluted                                                                       (0p)        (1p)          42p          7p

                                                                                                December 31    March 31
                                                                                     2006 GBPm    2005 GBPm   2006 GBPm
                                                                                                   Restated
Shareholders' equity as reported in the Group balance sheet                              2,290        1,740       1,861
US GAAP adjustments                                                                        252          436         445
Shareholders' equity
as so adjusted to accord with US GAAP                                                    2,542        2,176       2,306




AIRCRAFT FLEET
(unaudited and outwith the scope of the Independent Review)

                             Number in service with Group companies at December 31, 2006

                             On Balance Sheet     Off Balance  Total December      Changes       Future    Options
                                     aircraft  Sheet Aircraft            2006        Since   deliveries
                                                                                 September
                                                                                      2006
                                                                                               (Note 4)   (Note 5)

AIRLINE OPERATIONS  (Note 1)

Boeing 747-400                        57                                57
Boeing 777                            40               3                43
Boeing 767-300                        21                                21
Boeing 757-200                        13                                13
Airbus A319 (Note 1)                  21              12                33                                      28
Airbus A320                            8              18                26             (1)           10
Airbus A321                            7                                 7                            4
Boeing 737-300                                         5                 5
Boeing 737-400                        19                                19
Boeing 737-500                                         9                 9
Avro RJ100 (Note 2)                                   10                10
CONTINUING TOTAL (Note 3)            186              57               243             (1)           14         28

Turboprops                                             7                 7
Embraer RJ145                         16              12                28
British Aerospace 146                  4                                 4
DISCONTINUED TOTAL                    20              19                39

GROUP TOTAL                          206              76               282             (1)           14         28


Notes:
1. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.
2. Excludes 6 Avro RJ100 sub-leased to Swiss International Airlines.
3. Includes those operated by British Airways Plc and BA Cityflyer.
4. Future year deliveries have increased by 4 to 14 to replace 4 A320 aircraft due to leave the fleet from 2008.
5. Excludes 10 secured delivery positions for Boeing 777 aircraft.